A five year Agreement made and entered into this 1st day of June , 2000 by and between EXETER & HAMPTON ELECTRIC COMPANY, a New Hampshire corporation hereinafter referred to as the "Company," and LOCAL UNION NO. 1837, Unit #1 of the INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS, and the EMPLOYEES OF THE COMPANY who have designated Local Union No. 1837, Unit #1, of the International Brotherhood of Electrical Workers to act for them as their collective bargaining agent, all hereinafter referred to as the "Union,"

WHEREAS, the Union represents a majority of the employees of the Company in the Line Department (including Lineworkers, utility plant inspector, stock and plant clerks), Meter Department and meter readers and has been designated by said majority to be the exclusive representative of all employees of the said departments for the purpose of collective bargaining in respect to rates of pay, wages, hours of work, and other conditions of employment and,

WHEREAS, both the Company and the Union desire to promote harmony and efficiency in the working forces so that the employees and the Company may obtain mutual economic advantage consistent with the duty of the Company, as a public utility, at all times to provide an adequate and uninterrupted supply of electric service in the territory and communities which it serves,

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is agreed as follows:

ARTICLE I: RECOGNITION OF UNION

The Company recognizes the Union to be the exclusive representative of all the employees in the Line, Plant Records and Inspection, Meter, and Stores Departments holding the positions set forth on the attached "Schedule Of Wages," for the purposes of collective bargaining.

ARTICLE II

A. **Union Security**

    1.   All employees who are at present members of the Union or may hereafter become members of the Union shall remain members in good standing in the Union during the term of this Agreement as a condition of their employment by the Company. New employees covered by the Agreement shall be required to apply for membership in the Union at the end of ninety (90) days of continuous employment and remain members in good standing in the Union as a condition of their continued employment during the term of the Agreement and the Union agrees to accept such new employees into membership in the Union in accordance with its By-Laws. The term "member in good standing" is understood to be a Union member whose dues are paid in accordance with the By-Laws and Constitution of the Union.

    2.   The Company shall not use outside contractors to perform work regularly done by its regular employees if so doing would result in any regular employee being discharged or laid off.

B. **No Discrimination**

Employees are covered by the Company's Equal Employment Opportunity Policy HR 1.07, dated February 22, 1999. The Company provides equal employment opportunity for all employees regardless of race, color, marital status, religion, age, gender, sexual orientation, national origin, citizenship status, disablility or veteran status.

C. **Safety**

    1.   The Company will continue to make reasonable regulations for the safety and health of its employees during their hours of employment. The Company's Safety Program shall provide for the involvement of the Union in its various aspects, including courses of action to avoid personal injury and damage to equipment, the proper use of materials, review of safety instructions, accidents, first aid measures, and to provide input through the Company Safety Committees for modification and/or adoption of safety instructions.

2.   Whenever an Accident Investigation Report is made, as to an accident in which an employee represented by the Union is involved, the employee and the Chief Steward will receive a copy of the Investigation Report.

D.   Payroll Deductions for Union Dues

The Company agrees to make weekly payroll deductions for Union dues upon written authorization of employees who are Union members with their signatures properly witnessed and to forward monthly the amounts so deducted to the Union.

ARTICLE III: WAGES AND HOURS

A.   Wages

1.   The hereto attached Schedule of Wages shall be effective during the life of this Agreement.

2.   The Company may hire new employees in any job classification at any rate of pay down to 15% below the straight-time hourly rate for such job classification as shown on the attached Schedule of Wages; provided, however, that if retained in service, the employee must be increased to the straight time hourly rate of pay for the job classification within six (6) months of the date of hire or at such earlier date that the employee becomes fully qualified to perform the duties of the job classification.

3.   An employee promoted to another job classification will be paid during the first six (6) months in the new job classification at an hourly rate which is the average of the rates shown on the attached Schedule of Wages for the employee's prior job classification and the new job classification.

4.   The hourly rate for Lineworkers when performing 34.5 kV rubber gloving is set by adding one dollar ($1.00) per hour to the similar lineworker's wage. If assigned this higher wage rate for any period, the employee shall receive this rate for the normal eight (8) hours of the day.

5.   Utility Lineworkers assigned to a 3:00 PM to 11:00 PM work schedule shall receive a seventy-five cent ($0.75) per hour shift differential during these hours

and while on duty only under the terms of the Shift Differential Pay Policy, HR 1.19, effective June 1, 2000.

6. Utility Lineworkers assigned to a Saturday 7:00 AM to 3:00 PM work schedule shall receive a one dollar and twenty-five cents ($1.25) per hour shift differential during these hours and while on duty only under the terms of the Shift Differential Pay Policy HR 1.19, effective June 1, 2000.

7. A Meter Reader Class I training a new Meter Reader Class II shall be paid a one dollar ($1.00) per hour differential while performing such training. A new Meter Reader Class II will be trained solely by a Meter Reader Class 1. The Meter Reader Class 1 who provided the training would be selected from a group of volunteers. If there are not volunteers one will be appointed by the supervisor.

B.   **Working Hours**

1. The normal work week shall be forty (40) hours, and the normal work day shall be eight (8) hours, 7:00 AM to 3:00 PM, Monday through Friday between April 1st and November 30th. The working hours shall be 7:30 AM to 3:30PM for the months of December 1st through March 31st. A fifteen (15) minute break for lunch at the worksite is authorized.

2. These hours do not apply to the Stock Clerk, Assistant Plant Clerk, Plant Clerk, Secretary Records and Communication or the Utility Plant Inspector. The normal working hours for the above classifications shall be 7:00 AM to 3:30 PM Monday thru Friday with a half hour lunch which will normally be taken between 12:00 noon and 12:30 PM. If these employees are working off the road while constructing, maintaining, or patrolling transmission lines may, by mutual agreement, take a 20 minute lunch break and will be paid overtime for the normal 30 minute lunch period at the appropriate rate.

3. Utility Lineworker hours shall be Monday through Friday, 7:00 AM to 11:00 PM and Saturday 7:00 AM to 3:00 PM. Utility Lineworkers shall rotate monthly and equally between three work periods as follows: (Note: other work period rotations may be agreed to by management, provided the cycles are of equal duration)

a. Forty (40) hours: Tuesday through Friday, 7:00 AM to 3:00 PM or 7:30 to 3:30 during the months outlined under (1) above and Saturday 7:00 AM to 3:00PM.

b. Forty (40) hours: Monday through Friday, 7:00 AM to 3:00 PM or 7:30 AM to 3:30 PM during the months outlined under (1) above.

c. Forty (40) hours: Monday through Friday, 3:00 PM to 11:00 PM.

C. **Standby Clause**

Standby duty consists of two (2) qualified lineworkers remaining within reach of a telephone or pager so that an employee on standby duty may be notified to report for work in cases of emergency or necessity outside of regularly scheduled working hours. Standby duty does not require any interruption of employee's normal life except to the extent of making arrangements so that the employee can be reached by telephone or pager within a reasonable driving time from the place the employee normally reports for work. At least fifty percent (50%) of total standby assignments shall be mandatory. For scheduling purposes, there shall be a minimum of one (1) week between assignments. Standby duty shall be for the hours beginning at 7:00 AM Friday extending through the following Friday ending at 7:00 AM. Two qualified lineworkers shall be assigned standby duty. One standby lineworker shall cover off-hours calls and shall receive twelve (12) hours of straight time pay plus hours worked, plus three (3) hours of straight time pay for a week in which a holiday falls and the lineworker is on standby the majority of the hours on that holiday. The second lineworker shall cover non-Utility Lineworker hours and shall receive seven (7) hours of straight time pay plus hours worked, plus three (3) hours of straight time pay for a week in which a holiday falls and the lineworker is on standby the majority of the hours on that holiday. If the scheduled Utility Lineworker does not report to work, the second standby lineworker shall be required to cover such hours and shall receive one (1) hour of straight time pay per day of coverage plus hours worked.

D. **Overtime**

1. Double time shall be paid for all hours worked on Sunday and holidays and time and one-half paid for all other hours worked outside of the normal work day or week.

2. When called out from their homes at times other than regular working hours employees shall receive an amount not less than that equal to four (4) hours straight-time pay when called out before midnight, and an amount not less than that equal to six (6) hours straight-time pay when called out between midnight and 5:00 AM. However, these call out minimums shall not apply when the hours worked are concurrent or connects with the employees beginning or end of their normal working hours. Time will begin immediately upon traveling to report to work and end upon returning home or their first stop upon being released from work not to exceed thirty (30) minutes each way unless such time is continuous with the regular work day or employee takes meal time while in route. Employees are expected to be fair and reasonable when charging for travel time.

3. When practicable, overtime work will be distributed equally among all employees of the department concerned. All overtime shall be included for the purposes of tracking employee unscheduled and scheduled overtime work. The Company shall not, however, be required to schedule overtime or to modify overtime schedules to accommodate employees whose normal work week is other than between the hours of 7:00 AM to 3:30 PM, Monday through Friday.

4. Employees assigned to work on planned weekend overtime will be notified as to the hours to be worked on the immediately preceding Friday by 3:30 PM, but only after being alerted on the immediately preceding Thursday of the anticipated Saturday work. The above mentioned Saturday planned weekend overtime relates to normal Company work and not customer related requests or other unforeseen circumstances. In the event of inclement weather, employees shall be dismissed immediately and if this dismissal occurs before or at the first half hour of work, employees shall be paid four (4) hours at straight time pay. If dismissal due to weather should take place after the first half hour of work the employees shall receive the greater of, four hours at straight pay or time and one half for hours worked.

5.　The Company reserves the right to limit and assign the number of employees to any planned and scheduled overtime provided the current overtime list is followed.

6.　If an employee is required to work sixteen (16) or more consecutive hours, a period of eight (8) hours off will be allowed before returning to work unless an emergency arises which makes it necessary for the Company to call the employee back to work before the expiration of the eight-hour (8) period. Employees working over sixteen (16) consecutive hours will be paid double time for the consecutive hours worked beyond sixteen (16). Any part of the eight-hour (8) period which extends into the employee's normal work schedule will be paid for at normal straight-time rates.

Time allowed off for meals will not prevent the hours worked from being considered as consecutive. If an employee is called and reports for work within two (2) hours of the time the employee went off duty or in the case where prior consecutive hours worked were sixteen (16) or greater, within eight (8) hours of the time of going off-duty, the time off will not prevent the hours worked thereafter from being considered as consecutive with the previous hours worked.

7.　Unless an emergency arises, an employee who is required to work scheduled or unscheduled hours between midnight and 6:00 AM is entitled to a minimum aggregate of seven (7) hours of rest time between midnight and the beginning of their normal work schedule. If such rest time extends into the employee's normal workday, no reduction in pay will be made for the hours overlapping the normal workday. Rest time extending into the normal work schedule and having a duration of three (3) hours or less may be taken at the end of, rather than the beginning of, the normal work day, provided 50% of time worked occurred after 3:30 AM. If more than 50% of time worked occurred before 3:30 AM, rest time must be taken at the beginning of the workday. If an employee cannot take rest time because of work requirements, the employee shall receive two times their normal straight time rate of pay for all rest time hours worked during their normal work hours, provided there are other qualified company resources available performing non-emergency work.

8. When an employee is released from work during normal working hours in order to establish a shift and have employees readily available for an anticipated storm, the employee will be paid a storm rate equal to their normal straight time rate during those hours outside of the normally sheduled work day provided line contractors are engaged in restoration activities. The storm rate will apply on the first day of the storm only. Released employees are expected to be readily available until the Company notifies them that they no longer are required to remain available. It shall be the sole discretion of the Company to determine when the storm rate has been suspended. The Company will notify employees on the storm rate as soon as practicable that the storm has been suspended and they are no longer required to remain available. If such notification is greater than thirty (30) minutes past the storm rate termination time, the employee will be paid for all time up to notification.

E. **Holidays**

1. Holiday Pay is provided under the terms of the Holiday Pay Policy HR 1.24, effective June 1, 2000. Holidays shall be considered to be the following days: New Year's Day, Memorial Day, Independence Day, Labor Day,Veterans' Day, Thanksgiving Day, The Day after Thanksgiving and Christmas Day.

2. Four (4) additional days each year will be designated as "Floating Holidays", subject to the same provisions of this Agreement as any other designated holiday. The approval of all floating holidays will be in accordance with the Company's Policies and Procedures for vacation and floating holiday scheduling.

3. If a holiday falls on a day on which an employee is not regularly scheduled to work and the employee does not work on such a holiday, the employee shall receive holiday pay (an amount equal to eight [8] hours straight-time pay) or at the discretion of the   Company, a day off in lieu of such holiday pay; provided, however, that the Company shall have no obligation to grant a particular day off if the granting of such day off would require the Company to pay a premium rate of pay to another employee to fill in for the employee taking the day off.

4. If a holiday falls on a Saturday and is observed on a Friday, the Utility Lineworker scheduled to work the Tuesday through Saturday shift shall have the option of working either that Friday or the preceding Monday (at straight time rates).

F. Vacations

1. Vacation Pay is provided under the terms of the Vacation Pay Policy HR 1.20, effective June 1, 2000.

   Employees must seek prior approval from their supervisors before taking vacation time and all questions regarding vacation leave should be directed to their immediate supervisor.

The schedule below illustrates the accrual of the vacation leave benefit:

Completed Years of Service	Entitlement	Monthly Accrual
0 - 4 years	2 weeks	.833 days/month
5 - 9 years	3 weeks	1.25 days/month
10 - 19 years	4 weeks	1.67 days/month
20+ years	5 weeks	2.08 days/month

Employees earn the Monthly Accural if they are employed for the entire month and are not on leave of absence without pay.

2. Vacation time has to be scheduled in advance with the employee's immediate supervisor. Because of scheduling difficulties and work load requirements, the Company reserves the right to schedule any vacation time in excess of two (2) weeks.

G. Classification Changes

1. Reclassification:

   a. When an employee is temporarily assigned to a higher wage classification for any period the employee shall receive the rate for such classification under Schedule of Wages attached. Employees temporarily reclassified under this section will continue to receive the rate of pay as long as the conditions for the reclassification continue to exist.

b. When a line crew composed of two or more employees is performing work the Lead Lineworker or Lead Line Technician on the crew shall be the employee in charge of the other employee or employees. If there is no Lead Lineworker or Lead Line Technician on the crew, the senior qualified employee on the crew shall be the employee in charge of the other employee or employees unless otherwise designated and shall be temporarily assigned to a higher wage classification and receive the rate for such classification under Schedule of Wages attached.

c. When a project requires two (2) or more line crews and these line crews are not working as an individual unit each crew will have an employee in charge of the other employee or employees. This employee will be a Lead Lineworker or Lead Line Technician. In cases where there is no Lead Lineworker or Lead Line Technician on the crew, the senior qualified employee on the crew shall be the employee in charge of the other employee or employees unless otherwise designated. This employee shall be temporarily assigned to a higher wage classification and receive the rate for such classification under Schedule of Wages attached as long as the conditions for the reclassification continue to exist.

2. Retrogression Pay:

a. If a regular full-time employee becomes partially incapacitated by reason of age or disability (provided that such disability [1] did not arise during the course of or as a result of employment by an employer other than the Company who is subject to Worker's Compensation statutes, or [2] did not arise during the course of or as a result of the employee's activity as an independent contractor on a regular basis, or [3] was not deliberately caused by or contributed to by the voluntary act of the employee) and thus is unable to perform fully the duties of the job classification, the Company will endeavor to give other work by placing the employee in the highest classification in which the employee is able to perform the work assigned and in which there is an available opening. The employee shall be given a reasonable opportunity for training to fill an available job which carries a rate of pay more nearly equal to the original rate, and if the employee becomes qualified for such available job, shall be placed in the classification. An assignment made under this Article shall continue until the employee's normal retirement date, provided that the employee remains qualified to perform the duties required of the job classification. During the period of assignment under this Article, employees shall be paid at the maximum rate for the classifications to which they are assigned, except those employees who have completed ten (10) or more years of continuous service at the time of assignment shall be paid not less than the percentage of their former rates indicated below, such percentage to remain the same for the balance of each employee's active employment. When rates of pay are adjusted by a general wage adjustment, employees so classified will receive an adjustment in pay in the amount by which the employee's retrogressed classification is adjusted.

b. Subject to the restrictions imposed by this Article relating to the availability of a job opening and the ability of the employee to perform the job, an employee suffering an occupational disability resulting from sickness or injury contracted in the course of Company employment, shall have the option of receiving a rate determined in accordance with the following table or such compensation as may be determined by the operation of the applicable Worker's Compensation law.

Years of Service at Time of Assignment	Percentages
25 or more	100%
20 - 24	95%
15 - 19	85%
10 - 14	75%

3.   Termination Pay

a.   If an employee's employment with the Company is terminated due to a reduction in work force resulting from automation or the closing of an operation, the employee shall, unless retired with pension benefits under the Pension Plan, be entitled to receive one-week's (1) pay for each six (6) months (calculated to the nearest six-month (6) period) of service with the Company; provided, however, that an employee receiving termination pay shall not be entitled to be rehired under the provisions of ARTICLE VII of this contract. The employee may have the option to take termination pay for up to one (1) full year.

H.   **Temporary Assignments Outside the Company's Service Area**

Work assignments with utilities outside the Company's service area are voluntary except when the utility is an affiliate of Unitil Corporation. If adequate volunteers cannot be obtained for work assignments at Unitil affiliates, personnel will be assigned. Employees will be paid for travel time, and transportation will be provided if requested. The rate of pay shall be in accordance with this agreement plus $1.00 per hour. The additional $1.00 per hour will be paid unless the employee is working for a current affiliate of Unitil Corporation. If an employee works outside the service area and is required to stay overnight, out-of-town pay will be paid. The employee will be paid the same as when working within the service area except that straight time rates will be paid for rest time. This provision does not apply to assignments classed as nonworking (examples: training, schools, meetings, etc.).

I.   **Working Conditions**

1.   Except when heat, cold, rain, snow, humidity, or other severe weather conditions make such work unsafe, or as defined in "a" or "b" below, employees are expected to perform outdoor work during inclement weather. As the severity of inclement weather varies and whether or not work can begin or continue depends, on part, upon the job involved. The manager, or a representative designated by the manager, will determine if weather conditions are such that it warrants cessation of work, consistent with safety. The Employer's representative on the job site will be instructed as to what constitutes inclement weather. Employees shall not lose any regular pay because of failure to work outdoors due to inclement weather, except in cases of disciplinary reasons.

a.   Except in cases of necessity, emergency, or as set forth herein, Lineworkers shall not be required to do outdoor line work, which exposes them to inclement weather. For the purpose of this section, inclement weather will include extreme cold which shall be considered 12 degrees Fahrenheit or minus 10 degrees Fahrenheit wind-chill which will be determined by the thermometer at the Company's Drinkwater Road facility.

    i.   The following work shall be performed during all weather conditions except when the conditions are such that it would be unsafe to perform the work:

        1) Installation, maintenance, and replacement of street/flood lights.

        2) Company related planned service interruptions. An alternate date shall be scheduled and shall be met if the work is not completed on the original date.

        3) Customer requested planned service interruptions. An alternate date will not be scheduled.

    ii. Light precipitation assignments shall include, but not be limited to the following:

        1) Installation, maintenance, and replacement of services, including secondary and transformer installations as necessary to complete these services.

        2) Substation work on de-energized or isolated equipment, excluding climbing steel.

        3) Motorized patrols.

        4) Dead line work.

        5) Material handling, stocking, delivery, loading, and unloading.

    iii. Lineworkers will not be required to work on energized primaries or secondaries, during wet weather, except in emergencies or necessities and while performing work as described in the inclement weather section.

    iv. When the temperature reaches 90 degree Fahrenheit, normal line work requiring the use of rubber gloves and/or sleeves will cease.

b. Meter Readers/Meter Workers/Meter Mechanics will not be required to read meters during heavy snow or sleet or in any severe weather conditions which would be considered detrimental to the safety of the employees. In making this determination, the supervisor along with the employee will consider factors which include driving/road conditions, walking conditions, location of routes to be read, a review of local weather conditions and forecasts and any relevant source of information. The supervisor will be responsible for making the final decision.

J.   **Tools and Equipment**

1.   The Company shall provide Lineworker's equipment, consisting of climbing spurs, pads and straps, body belts and safety straps, pliers, connectors, skinning knives, leather gloves, adjustable wrenches, rules and screwdrivers, and replacements and renewals of them. All Lineworker's equipment shall be and remain the property of the Company. When renewals or replacements are requested, the old equipment must be turned in or its loss satisfactorily explained. All Lineworker's equipment shall be left on the property of the Company when not in use.

2.   The Company shall provide all reasonably necessary tools for meter department employees.

3.   The Company shall provide protective clothing for employees engaged in painting equipment.

K.   **Supervisors Working**

Full time supervisors above the rank of Working Foreperson will not customarily perform the same work which is performed by the employees whom they supervise, provided, however, that supervisors may perform such work for the purpose of instruction, training, and in cases of emergency. Emergencies, for the purpose of this section, shall be defined as including the following two descriptions: (1) customer outages or (2) an unexpected occurrence or set of circumstances demanding immediate action which threatens life, limb, property or the continuity of service.

L.   **Rubber Gloving**

As of June 25, 1995, the Company may adopt the practice of rubber gloving voltages up to and including 34.5 kV in line work. Any employee classified as Lineworker I, II, or III as of June 25, 1995, shall not be required to rubber glove voltages in excess of 15 kV. To the extent the Company requires rubber gloving of voltages between 15 kV and 34.5 kV, the work shall be carried out by volunteers within the Company who have achieved Lineworker I status or by a Lineworker I who is hired after June 25, 1995. Lineworkers who were employees of the Company as of June 25, 1995, who volunteer for the 34.5 kV rubber gloving program shall have the option of leaving the program within one year from the day they volunteer, after the program goes online. The Company, upon receipt of written notice that employee's intent to leave the 34.5kV rubber gloving program, will immediately remove them from the program. It has been further agreed that the Company will confer with the Union with respect to appropriate safety rules for rubber gloving voltages up to and including 34.5 kV in line work.

ARTICLE IV: DIRECT DEPOSIT & 401(k) PLAN

A.   **Direct Deposit**

The Company agrees to offer direct deposit of up to eight (8) accounts to employees upon written authorization by employees.

B.   **401(k) Plan**

Unit #1 members may participate in the Company's 401(k) Plan. The Company agrees to make payroll deductions for payments to the duly-established 401(k) Plan upon written authorization by regular employees and to forward the amounts so deducted to the 401(k) Plan in accordance with such authority.

ARTICLE V: PENSIONS

During the effective period of this Agreement, the Company will pay retirement benefits in accordance with Statement of Retirement Plan dated June 1, 2000, attached hereto.

ARTICLE VI: GROUP INSURANCE

During the effective period of this Agreement, the Company will maintain Group Insurance as follows: Life, Accidental Death and Dismemberment, and Comprehensive Medical and Dental Plan in accordance with terms of statement dated June 1, 2000, attached hereto. In the event that there shall be enacted after June 1, 2000, state or federal legislation in addition to that now enacted which provides benefits in the field of health, medical, hospitalization and nursing care, the parties agree at the request of either one to confer to consider revising the benefits provided under this Agreement in said field in order to prevent duplication or overlapping.

ARTICLE VII: PROMOTIONS, DEMOTIONS, AND FURLOUGHS

A. Promotions & Demotions

Selection of regular employees for promotion within the bargaining unit, for demotion or furloughing because of a reduction in forces, shall be based upon qualifications and seniority. If the employee is qualified for the job in cases of promotion and demotion, seniority shall govern. In cases of furloughing, seniority shall govern. The Union and the Company recognize that it may be necessary to make exceptions in the application of the foregoing seniority provisions by mutual agreement in order to insure efficient operation of the Company's business. The determination by the Company as to qualifications for promotions to foremen and supervisors shall not be subject to arbitration under Article X. Seniority as used in this agreement for purposes of promotion, demotion, furloughing or lay-offs shall mean length of continuous service in one or more of the job classifications listed in schedule of wages and represented by IBEW Local 1837. For the purposes of promotions to certain positions having defined progression steps, employees shall be required to successfully complete a training program prior to being promoted to higher classifications. Successful completion shall be determined by passing written tests and the ability to demonstrate proper working techniques and practices.

B. Furloughs

If and when there is an addition in forces in any department covered by this Agreement, employees who have been furloughed from such department shall be given preference over other persons, and employees who have been furloughed from any other department covered by this Agreement shall be given preference over persons not formerly in the employ of the Company, if in either case they are qualified in this Article.

C.   New Positions

1.   When a vacancy or the creation of a new position necessitates promotion of any employee, or hiring a new employee, the Company shall post notices at locations accessible to the employees, such notices to remain posted for one week, within which time employees may apply in writing to the supervisor or official of the Company designated in the notice. The notices shall set forth the classification of the position to be filled, an outline of the duties, the hours and days of work, and wage rate, the date on which the notice is posted and the last day for filing applications. Applicants who have special qualifications may describe such qualifications briefly in their applications.

2.   The Company may assign anyone to fill a vacancy or new position temporarily pending the posting of notices and the consideration of applications.

3.   The Company may also assign anyone to perform temporary work or to replace an absent employee without regard to the foregoing provisions of this Article.

4.   When an employee is promoted or transferred to another position but fails to qualify within six (6) months, the employee shall be reassigned to the class from which the employee was promoted or transferred. If the Company determines that the employee is qualified to perform the work in the class to which the employee was promoted or transferred, but the employee desires to return to the previous class of work, the Company shall not reassign the employee until there is a vacancy in such previous class.

D.   Leave of Absences

1.   Employees are eligible for the Company's Unpaid Leave of Absence Policy HR 1.34, effective June 1, 2000, which allows for up to six (6) months off, unpaid, for personal reasons that do not qualify under other leave policies.

2.   **Leave of Absence for Union Officials** - Time off without pay shall be granted upon the request of the Union to Union officials and/or duly elected delegates to the International Convention for the purpose of attending Conventions of the IBEW or to attend other conferences involving the Local Union, provided that (a)

the absence of the employee shall not, in the opinion of the Company, interfere with the Company's operations or cause undue hardships to other employees, and (b) provided that the request for such time off shall be made as far in advance as possible, but in no case less than two (2) weeks in advance, and (c) the current Company's vacation policy and procedure will be used to establish the number of employees within a department that can be off at any one time. Maximum duration per occurrence would be one (1) week.

3.   **Leave of Absences to Attend Funerals**   Employees are eligible for the Company's Bereavement Pay Policy HR 1.15, effective June 1, 2000, which allows for three (3) days off with pay for a death in the family.

ARTICLE VIII: MILITARY SERVICE

1.   Employees are eligible for the Company's Military Leave of Absence Policy HR 1.08, effective August 1, 1999, which allows for two (2) weeks off with pay for military training leave and four (4) months off with pay if an employee is activated as a result of a call-up order.

ARTICLE IX: SUSPENSIONS AND DISCHARGES

1.   Upon written request of the Union made within seven (7) days from the date upon which an employee has been suspended or discharged, the Company shall grant a hearing to the employee involved. Upon receipt of the foregoing request in writing, the Company will inform the Union of the reason for the suspension or discharge. The hearing will be conducted by the department head or superior officer of the Company, and if exonerated, the employee will be reinstated without prejudice and compensated for loss in wages. The hearing shall be conducted in

accordance with the method of adjusting grievances as provided in Article X herein.

ARTICLE X: ADJUSTMENT OF DISPUTES OR GRIEVANCES

1. The Union agrees that it will not authorize a strike or work stoppage and the Company agrees that it will not engage in a lockout, because of disputes over matters relating to this Agreement. The Union further agrees that it will take every reasonable means which are within its powers to induce employees engaged in a strike or work stoppage in violation of this Agreement to return to work. There shall be no responsibility on the part of the Union, its officers, representatives or affiliates, for any strike or other interruption of work unless specifically provided in this paragraph.

2. Any dispute or grievance arising during the term of this Agreement, relating to the meaning, interpretation, construction or application of this Agreement shall be settled in the following manner:

Step 1. The grievance shall be submitted in writing to the other party within fifteen (15) working days after the occurrence of the facts giving rise to the grievance.

Step 2. By agreement between the Department Head of the Department in which the grievance arises or the designated representative and Chief Steward of said Local Union No. 1837. Their agreement or failure to agree shall be stated in writing and rendered within fifteen (15) working days of the date the grievance was submitted.

Step 3. If the grievance is not settled in Step 2, either party may, within thirty (30) working days of the decision rendered in Step 2, appeal in writing for a decision by the Director of the Company and the Business Agent of the Union, or representative designated by them. An international representative of IBEW may be present at this step of the grievance procedure only to assist the local union. They shall render their agreement or failure to agree in writing within fifteen (15) working days of the date of the appeal to them.

Step 4. Any grievance not presented in accordance with applicable time limits or other requirements in the steps listed above shall be considered defaulted and settled.

The time limits in any of the steps above may be extended by a written mutual agreement of both parties.

Step 5. ARBITRATION: If the Company and the Union are unable to settle a dispute or grievance as above provided, the dispute or grievance may be referred to arbitration by either party as follows: The Union and Company shall agree upon an arbitrator, but if they are unable to agree upon an arbitrator within ten (10) days, the arbitrator shall be appointed by the American Arbitration Association. The decision of the Arbitrator shall be final and conclusively binding upon the parties. The services and expenses of the arbitrator shall be shared equally by the Company and theUnion.

3. It is agreed that there shall be no obligation to arbitrate a renewal of this Agreement or a change in, or supplement to, this Agreement or to arbitrate any matter not covered by this Agreement or some provision thereof. No arbitration decision shall be binding beyond the life of this Agreement.

4. It is understood and agreed that to be considered under this Article a grievance must be filed promptly after the occurrence thereof, provided further that there shall be no obligation to consider any grievance based upon facts which occurred more than six (6) months prior to the filing of said grievance under "First" of this Article.

5. The Director and the Chief Steward of the said Local Union shall meet from time to time at the request of either party for the purpose of discussing any matter coming within the scope of this Agreement.

6. All meetings between the Director and the Chief Steward of the Union   shall be held at the Company office at the convenience of both parties, if possible.

ARTICLE XI: SUCCESSORS

This Agreement shall be binding on the Company and its successors and assigns.

ARTICLE XII: NOTICES AND REQUESTS

1. Except where specifically provided otherwise herein, all notices and requests shall be deemed to have been fully and completely served or made by the Company when sent by certified mail addressed to Chief Steward, Local Union No. 1837,

Unit #1, International Brotherhood of Electrical Workers, and by the Union when sent by certified mail to Exeter & Hampton Electric Company at 114 Drinkwater Rd., Kensington, N.H. 03833-5602, unless either party hereto shall give notice of a different address at least five (5) days before any such notice or request is mailed.

2.   The Company shall permit the reasonable use of bulletin boards for posting officially signed Union bulletins.

ARTICLE XIII: UNION AGREEMENT

The Union agrees that its members employed by the Company will work for the Company upon the terms and conditions set forth in the Agreement during its life.

ARTICLE XIV: SICKNESS - INDUSTRIAL ACCIDENTS

A.   Sickness

1.   Employees covered by this Agreement are eligible for the Company's Sick Pay Policy HR 1.12, effective June 1, 2000, and shall be entitled to two weeks sick pay during the first year of employment. After one year of employment, employees will be entitled to up to twenty-six weeks of sick pay.

2.   The Company shall have the right, in each instance in which an employee claims sick pay under any of the provisions of the Article, to satisfy itself of the fact of sickness requiring absence by the certificate of a competent physician, examination, or otherwise.

B.   Accidents

1.   Time lost on account of industrial accidents will not be regarded as sickness.

2.   The Company agrees to pay during disability due to industrial accidents the difference between the amount of compensation from Worker's Compensation Insurance and full pay for a period not to exceed twenty-six (26) weeks.

3.   If any employee's sickness and/or injury is the result of an action of a third party the employee shall assist the employer in recovering sick pay and other associated costs from the third party.

ARTICLE XV: TERMINATION

1. This Agreement when signed by the Company and the Local Union or their authorized representatives and approved by the International Office of the Union, shall take effect June 1, 2000 and shall remain in effect through May 31, 2005.   It shall continue in effect from year to year thereafter, from June 1, 2000 through May 31st of each year, unless changed or terminated in the way provided herein.

2. Either party desiring to change or terminate this Agreement must notify the other in writing at least sixty (60) days prior to May 31st of any year after 2000. When notice for changes only is given, the nature of the changes desired shall be specified in the notice; however, the listing of changes shall not preclude submission of other changes desired during negotiations. If the parties cannot agree upon changes, either party shall have a right to terminate the contract.

3. This Agreement shall be subject to amendment at any time by mutual consent of the parties hereto. Any such amendment agreed upon shall be reduced to writing, signed by the parties hereto and approved by the International Office of the Union.

ARTICLE XVI: SPECIAL PROVISIONS

1. In the event State or Federal legislation is enacted that would mandate a change that conflicts with this agreement or benefits program, the State or Federal legislation will govern.

2. In the event of any conflict between acts of past practice and specific items covered in this agreement, the agreement will govern.

IN TESTIMONY WHEREOF the parties hereto have executed this Agreement this day and year first written above.

For the

EXETER & HAMPTON ELECTRIC COMPANY

By: _____
    Raymond A. Letourneau, Jr.
    Director

For the

EMPLOYEES OF EXETER & HAMPTON ELECTRIC CO. covered by this Agreement and INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS AND LOCAL UNION NO. 1837, UNIT #1

By: _____
    Thomas D. Clements
    Assistant Business Manager
    Local Union No. 1837-1

By: _____
    Willis J. Mailhot
    Chief Steward
    Local Union No. 1837-1

By: _____
    Donald M. Palmer II
    Assistant Steward
    Local Union No. 1837-1

Approved: _____
International President
International Brotherhood of
Electrical Workers

SCHEDULE OF WAGES

EXETER & HAMPTON ELECTRIC COMPANY

	Hourly Rates Effective June 1st of Each Year				
	2000	**2001**	**2002**	**2003**	**2004**
Utility Lineworker-First Class	24.79	25.66	26.45	27.24	28.06
Utility Lineworker-Second Class (2 yr. tr.)*	20.90	21.63	22.30	22.97	23.66
Utility Lineworker-Third Class (1 yr. tr.)*	17.83	18.46	19.03	19.60	20.19
Lead Lineworker	25.05	25.92	26.73	27.53	28.35
Lineworker-First Class	23.75	24.58	25.35	26.11	26.89
Lineworker-Second Class (2 yr. tr.)	20.48	21.20	21.86	22.51	23.19
Lineworker-Third Class (1 yr. tr.)*	17.42	18.03	18.59	19.15	19.72
Lead Line Technician	24.78	25.79	26.85	27.95	29.10
Line Technician I	23.44	24.37	25.34	26.35	27.39
Line Technician II (2 yr. tr.)*	20.17	20.97	21.81	22.68	23.59
Line Technician III(1 yr. tr.)*	17.08	17.76	18.47	19.21	19.97
Lead Meter Mechanic	22.87	23.67	24.41	25.14	25.89
Meter Mechanic Class I	21.58	22.34	23.03	23.72	24.43
Meter Mechanic Class II (2 yr. tr.)*	18.64	19.29	19.89	20.49	21.10
Meter Mechanic Class III (1 yr. tr.)*	17.01	17.60	18.15	18.69	19.25
Meter Worker	17.73	18.35	18.92	19.49	20.07
Utility Plant Inspector	17.83	17.83	18.38	18.93	19.50
Secretary, Records/Communications	12.95	13.98	15.09	16.29	17.58
Plant Clerk	15.09	15.62	16.10	16.59	17.08
Assistant Plant Clerk	13.77	14.25	14.69	15.13	15.58
Stock Clerk I	16.89	17.48	18.03	18.57	19.12
Stock Clerk II (1 yr.tr.)*	15.13	15.66	16.14	16.63	17.13
Stock Clerk III (1 yr. tr.)*	12.95	13.40	13.82	14.23	14.66

Meter Reader Class I	16.82	17.41	17.95	18.49	19.04
Meter Reader Class II (1 yr. tr.)*	16.05	16.61	17.13	17.64	18.17

For Temporary Foremen see Mutual Working Agreement - Temporary Foreman

*Training positions for progression to next classification. Must successfully complete an approved training program before progressing to the next step.

EXETER & HAMPTON ELECTRIC COMPANY
GROUP INSURANCE

There shall be maintained a Group Insurance program with the following benefits:

Basic Group Life Insurance

Employees are eligible for group life insurance coverage in the amount of two times their base pay (hourly rate times 2080 hours), rounded to the next higher full thousand.

Exeter & Hampton Electric Company pays insurance premium cost.

Accidental Death and Dismemberment

Employees are eligible for accidental Death and Dismemberment coverage up to a maximum of one times their base pay (hourly rate times 2080), rounded to the next higher full thousand.

Exeter & Hampton Electric Company pays insurance premium cost.

Insurance After Retirement

Employees retired on a pension will continue Group Life Insurance equal to $7,500.

Long-Term Disability Insurance

Employees are eligible for long-term disability insurance coverage equal to 60% of their base pay (as defined above). The waiting period to begin collecting benefits is 180 calendar days of disability. Benefits are payable for two (2) years if the Employee is disabled from performing - their own occupation, or to age 65 if the Employee is totally and permanently disabled from performing any occupation. Benefits from the plan are offset by other sources of disability income. Employees become eligible for coverage on the first of the month following completion of one (1) year of service.

While collecting LTD benefits, an employees other benefits will continue as specified in the Company Policy on Continuation of Benefits While on Long Term Disability/Extended Medical Leave of Absence, HR 1.36, effective June 1, 2000.

Medical Insurance

Point of Service Plan:

Provides employees with a choice each time there is a claim between receiving HMO style benefits or indemnity style benefits.

HMO Style Benefits -- Benefits received from a Primary Care Physician or as a result of a referral from the Primary Care Physician are subject to a $5 copayment.

Indemnity Style Benefits -- Benefits that are received without a referral from the employee's (or dependent's) Primary Care Physician are subject to an annual $250/person ($500/family) deductible, followed by 80% coverage for the next $5,000 of covered expenses per person ($1,000 per person in coinsurance payments).

Prescription drugs are subject to a $10 copaypayment per 30 day supply of brand name drug, a $5 copayment per 30 day supply of generic drug, or a $5 copayment per 90 day supply of drugs ordered via mail order prescription service.

Retirees under sixty-five (65) and their dependents will be covered by the same medical plan as active employees, described above, and the Company will pay the premium for Retirees and their dependents for the first year following retirement. After this first year, retirees and their dependents will be eligible to receive medical insurance benefits from the Unitil Retiree Trust.

Active employees and retirees sixty-five (65) years or over will be covered by a supplement to Medicare Plan paid for by the Company. The eligible dependents (age 65 or over) of these active employees and retirees sixty-five (65) or over will also be covered by the Supplemental to Medical Plan with full premium paid for by the Company. The Company will pay the premium for the retirees and their dependents for the first year following retirement. After this first year, retirees and their dependents will be eligible to receive medical insurance benefits from the Unitil Retiree Trust.

<u>Group Dental Plan</u>

        Group Dental Care Insurance is provided for employees and their eligible dependents and is briefly outlined as follows:

        <u>Deductible</u>

        There is one $25.00 deductible per person per Calendar Year with a maximum of $75.00 per family each calendar year.

        <u>This deductible does not apply to Coverage I and IV benefits, but does apply to Coverage II and III benefits.</u>

        <u>Coverage I</u> - Diagnostic and Preventative, 100% Payment.

            <u>Diagnostic</u>

                Initial Examination;

                Examinations to determine the required dental treatment two times in a calendar year;

                Full Mouth/Panorex X-Rays once in a three (3) year period;

                Bitewing X-Rays twice in a calendar year;

                X-Rays of individual teeth as necessary.

            <u>Preventative</u>

                Cleanings two (2) times in a calendar year;

                Fluoride - twice in a calendar year (age limit 19)

                Space Maintainers.

        <u>Coverage II</u> - Restorative, after deductible, 80% paid by insurance, 20% paid by patient.

            Amalgam, Silicate and Acrylic restorations;

            Oral Surgery - Extractions;

            Endodontics - Pupal therapy; root canal therapy;

            Periodontics - Treatment of gum disease, includes periodontal cleanings;

            Denture Repair - Repair of removable denture to its original condition;

            Emergency Treatment - Palliative.

        <u>Coverage III</u> - After deductible, 50% paid by insurance, 50% by patient.

            Crowns and buildups for crowns;

First placement of inlays and bridges;
First placement of partial or full dentures.

Coverage IV - Orthodontia, 50% paid by insurance, 50% paid by patient.
Maximum Contract Year Benefit -
The maximum amount which the plan will pay is -$1,250, per person per Calendar Year. Orthodontia lifetime maximum is $1,000 per person.

Employees shall pay 10% of the total cost for medical and dental insurance coverage. Such premiums shall be subject to the following weekly dollar caps:

Employee Weekly Premium Contributions

	2000	**2001**	**2002**	**2003**	**2004**	**2005**
Single	$5.17	$5.94	$6.83	$7.86	$9.04	$10.39
Two Person	$10.22	$11.76	$13.52	$15.55	$17.88	$20.56
Family	$15.41	$17.72	$20.38	$23.44	$26.95	$30.99

Employees will have the option of contributing premiums on a pre-tax basis under the terms of the Unitil Corporation Pre-Tax Premium Plan.

Employees will also have the option of dropping medical insurance coverage and receiving two months of company contributions towards the premium, rounded to the nearest $10.

If an employee dies, medical and dental insurance coverage will be continued for the employee's spouse and dependent children for up to six months under the terms of the Medical and Dental Insurance Extension Policy HR 1.26, effective June 1, 2000.

Supplemental Group Term Life Insurance
Employees will have the option of purchasing supplemental group term life insurance equal to 1x, 2x, or 3x their base pay (hourly wage times 2080), and pay the premiums through payroll deduction. The first $100,000 coverage will be issued without any evidence of insurability if the employee signs up for coverage when initially eligible. Evidence of insurability may be required by the insurance company: 1) If the employee declines coverage and later decides to enroll in the plan after the initial eligibility period, 2) if the employee decides to increase coverage as a multiple of base pay, or 3) for any coverage exceeding $100,000.

Supplemental Accidental Death and Dismemberment
Employees will have the option of purchasing individual or family supplemental accidental death and dismemberment insurance in increments of $10,000 and pay the premiums through payroll deduction. Maximum coverage is $300,000.

Long Term Care Insurance
Employees will have the option of purchasing long term care insurance for nursing home and home health care benefits. Such policies can cover the employee, the employee's spouse, parents or in-laws, and the employee will receive the benefit of a group discount and pay the

premiums through payroll deduction. Employees will have the opportunity to design individual policies that meet their individual needs.

This benefit summary is for informational purposes only. The benefits are described more fully in the applicable master group insurance policy. The extent of coverage for each individual is governed at all times by that document. In the event of any conflict between this summary and the plan documents, the plan document will govern.

While the Company expects to continue indefinitely the benefits provided under these plans, it agrees to continue them only for the term of the Contract with employees of Exeter & Hampton Electric Company covered by the Agreement and International Brotherhood of Electrical Workers and Local Union 1837, dated June 1, 2000.

EXETER & HAMPTON ELECTRIC COMPANY
RETIREMENT PLAN

A retirement plan is provided for employees and is briefly outlined below.

The word "wages" as hereinafter used, shall mean straight-time wages, and shall include no daily or weekly overtime.

Eligibility

Any employee of the Company shall or may retire on a retirement benefit subject to the provisions and conditions hereinafter set forth:

1.   An employee who has attained the Normal Retirement Date (first day of the month in which occurs an employee's 65th birthday) and ceases active service with the Company shall be entitled to a pension.

2.   An employee shall be entitled to a disability retirement benefit if the employee has completed 15 or more years of Credited Service (excluding service before age 18) and becomes totally and permanently disabled. In order to be eligible for a disability pension the employee must:

        a.   Be totally and permanently prevented from engaging in any occupation or employment for wages or profit.

        b.   The disability must not have been incurred while the employee was engaged in:
            (1) criminal act
            (2) service in the armed forces
            (3) habitual drunkenness or addiction to a narcotic
            (4) intentional self-inflicted injury
            (5) act or disease resulting during the course of employment with an employer other than the Company.

Further, that the disability pension may be discontinued should the employee refuse to be examined by a physician designated by the plan. The pension would be computed on the basis of the Credited Service and Average Monthly Wages at the time of the disability retirement. Such pension shall commence on the employee's Normal Retirement date. On each January 1st prior to the Employee's Normal Retirement Date the monthly pension payable to a disabled employee shall be increased to reflect an additional year of Credited Service which would have accrued to the employee.

3. An employee with fifteen (15) years of Credited Service and who has attained age fifty-five (55) may elect to retire on an Early Retirement Date, which may be the first day of any month thereafter prior to the employee's Normal Retirement Date. The Company requests that the employee notify the Company in writing at least ninety (90) days prior to such date of intention to retire early.

Determination of Amount of Normal Retirement Benefit

A. Basis:
The basis for the computation of the amount of the retirement benefit shall be the employee's average monthly wage for the last five (5) years of Credited Service or the employee's average monthly wages for any consecutive five-year period during the employee's last twenty (20) years of Credited Service, whichever amount is larger.

B. Amount:
Based upon average monthly wages determined as above stated, the employee shall be eligible for a monthly retirement benefit payable in advance, computed as follows:

1. For each of the first twenty full years of Credited Service - 2% of said average monthly wages, plus
2. For each full year of Credited Service in excess of twenty full years and not in excess of thirty full years - an additional 1% (one percent) of said average monthly wages, plus
3. For each full year of Credited Service in excess of thirty years - an additional 1/2 of 1% (one-half percent) of said average monthly wages, such sum to be reduced by:
4. Fifty (50%) percent of such employee's Primary Social Security Benefit payable under the Federal Social Security Act in effect on December 31, 1970: such reduced sum to be further reduced by:
5. The amount of monthly retirement benefit, if any, to which the employee is entitled under any retirement plan maintained by a former employer for which credit is given under the Plan (i.e. another Unitil System Company).

Determination of Amount of Early Retirement Benefit

The monthly amount of Early Retirement Benefit payable to an employee retiring on the employee's Early Retirement Date shall be equal to the employee's Normal Retirement Benefit based on Credited Service to the Early Retirement Date, reduced on the basis of the following schedule:

Early Retire- ment Age	Percent Reduction of Normal Retirement Benefit	Early Retirement Benefit Expressed As a % of Normal Retirement Benefit
65	0%	100%
64	0%	100%
63	0%	100%
62	0%	100%
61	0%	100%
60	0%	100%
59	5%	95%
58	10%	90%
57	15%	85%
56	20%	80%
55	25%	75%

Normal Form of Benefits

A.   Monthly Annuity for Life

An employee who is unmarried at retirement will receive a retirement benefit as a monthly annuity for as long as the employee lives. Upon death, no death benefits will be payable to any beneficiary.

B.   Joint and Survivor Annuity with Spouse

An employee who is married at retirement and who does not elect to receive the retirement benefit as a monthly annuity for life or one of the Optional Forms of Benefits will receive an actuarially reduced benefit for as long as the employee lives with fifty (50%) percent of such reduced benefit payable after death to the employee's spouse for as long as such spouse lives. The reduction is based upon the life expectancies of the employee and spouse on the employee's retirement date.

Optional Form of Benefits

A.   Contingent Annuitant Option
An employee may elect, instead of the retirement benefit as heretofore provided, to have reduced retirement benefits made commencing on the employee's retirement date and after death such reduced payments, or any lesser amount selected by the employee, will be continued to the designated beneficiary, if living after the employee's death, for the beneficiary's lifetime.

B.   <u>Ten (10) Year Certain and Life Annuity</u>
An employee may elect that the retirement benefit, payable on the retirement date, be reduced with the guarantee that not less than one hundred and twenty (120) monthly payments will be made either to the employee or the named surviving beneficiary.

C.   <u>Five (5) Year Certain and Life Annuity</u>
An employee may elect that the retirement benefit, payable on the retirement date, be reduced with the guarantee that not less than sixty (60) monthly payments will be made either to the employee or the named surviving beneficiary.

If any of the above options are elected, the provisions for a minimum annual retirement benefit shall only apply prior to any reductions under the above options.

Minimum Retirement Benefit

In no event will the Company pay any employee who retires with fifteen years of Credited Service an annual normal retirement benefit of less than $1,200 in addition to such sums, if any, as the employee may receive as "Primary Insurance Benefits" under the Federal Social Security Act.

Spouse's Benefit

A Spouse's Benefit shall be payable to an employee's spouse in the event of the employee's death prior to the Normal Retirement Date, provided at least fifteen (15) years of Credited Service was completed and the employee has been married to the surviving spouse for at least one (1) year.

The monthly amount of the Spouse's Benefit shall be one half of the amount of Retirement Benefit which would have been payable had the deceased employee retired, rather than died, on the day before death, reduced, however, by one (1%) percent for each full year in excess of two (2) by which the deceased employee's age exceeds the Spouse's age.

A minimum of fifty ($50.00) dollars per month shall be payable.

Spouse's Benefit payments shall terminate with the last payment due preceding death.

The monthly amount of the Spouse's Benefit shall be one-half of the amount of Retirement Benefit which would have been payable had the deceased employee retired, rather than died, on the day before death, reduced, however, by one (1%) percent for each full year in excess of two (2) by which the deceased employee's age exceeds the Spouse's age.

A minimum of fifty ($50.00) dollars per month shall be payable.

Spouse's Benefit payments shall terminate with the last payment due preceding death.

Deferred Termination Benefit

An employee who terminated employment after five (5) or more years of Credited Service shall be entitled to a Deferred Termination Benefit equal to that portion of the Normal Retirement Benefit accrued to the date employment terminates.

A Deferred Termination Benefit shall commence on an employee's Normal Retirement Date. A reduced Deferred Termination Benefit is available as early as age fifty-five (55).

The specific details of the retirement plan will be as described in the retirement plan documents. While the Company expects to continue indefinitely the benefits provided for under the retirement plan, it agrees to continue them only for the term of the Contract with the employees of the Exeter & Hampton Electric Company covered by the Agreement and the International Brotherhood of Electrical Workers and Local Union No. 1837, Unit #1, dated June 1, 2000.

Raymond A Letourneau, Jr.
Director

<u>MUTUAL WORKING AGREEMENTS</u>

BETWEEN

EXETER & HAMPTON ELECTRIC COMPANY

AND

IBEW LOCAL UNION NO. 1837-1

MUTUAL WORKING AGREEMENT
BETWEEN
EXETER & HAMPTON ELECTRIC COMPANY
AND
IBEW LOCAL UNION NO. 1837-1

MEAL ALLOWANCES

The purpose of this agreement is to set guidelines to provide meals and/or meal allowances for employees.

A.   The Company will provide employees with meals if the employee is required to work through meal times outside their normal work hours or scheduled overtime.

B.   Employees will not be required to make their own arrangements for more than one (1) meal during any continuous work period. Employees called in one (1) or more hours prior to their normal start time and whose time is continuous with their normal workday shall be entitled to a noon meal allowance provided the employee is not released prior to 12:00 noon.

C.   Employees are entitled to a hot (if available), nutritious and substantial meal at a reasonable cost to the Company. The guidelines to be used for the cost of meals will be as follows:

1.	Morning Meal	$7.50*
2.	Noon Meal	$7.50*
3.	Evening Meal	$13.50*

   * (Tax and tip included, receipts are required.)

The Company shall furnish a meal under the following conditions:

A.   During days employees are scheduled to work:
   1. Employees will be provided with a morning meal if they are called in for work one (1) or more hours before their scheduled work day begins and work through the hour of 6:00 a.m. to 7:00 a.m.
   2. The employee will be provided with an evening meal if they are required to continue working two (2) or more hours beyond their regular scheduled work day.

B   During days employees are not scheduled to work:
   1. Employees will be provided with a morning meal if they work at least two (2) continuous hours which includes the hour of 6:00 a.m to 7:00 a.m.
   2. Employess will be provided with a noon meal if they work at least (2) continuous hours which includes the hour of 12:00 noon to 1:00 p.m.

3. Employees will be provided with an evening meal if they work at least two (2) continuous hours including at least one (1) hour between 4:30 PM and 6:30 PM.

C.   Corresponding meal provisions will be made at the Noon Meal rate for meal periods at approximately five (5) hour intervals during the remainder of the work period on either scheduled or nonscheduled work days.

D.   Employees will be paid for time spent eating when required to return to work after they have eaten. If employees elect to eat after completing a job but before returning to the Operations Center, then they will be paid for one-half hour of time to eat.

E.   An employee released from work may elect to receive a payment of $5.00 in lieu of a meal he or she is entitled to under the conditions of this policy.

F.   In the event of storms or system emergencies, as declared by the Director, the Company will provide meals as needed in lieu of this policy.

This mutual working agreement will be effective from the date of execution until May 31st,2005.

For the
EXETER & HAMPTON ELECTRIC
COMPANY

By: _____
        Raymond A. Letourneau, Jr
        Director

For the
INTERNATIONAL BROTHERHOOD
OF ELECTRICAL WORKERS AND
LOCAL UNION NO. 1837, UNIT #1

By: _____
        Thomas D. Clements
        Assistant Business Manager

By: _____
        Willis J. Mailhot
        Chief Steward

By: _____
        Donald M. Palmer II
        Assistant Steward

MUTUAL WORKING AGREEMENT
BETWEEN
EXETER & HAMPTON ELECTRIC COMPANY
AND
IBEW LOCAL UNION NO. 1837-1

RESIDENCY REQUIREMENTS

Employees in the following job positions are required to maintain residency within a geographical area, defined as being 20 minutes from the Kensington service building, as a condition of remaining qualified within the specified job positions. The 20 minutes shall be determined by distance and posted speed limits.

1.   Utility Line Worker - First Class
2.   Utility Line Worker - Second Class
3.   Utility Line Worker - Third Class
4.   Lead Line Worker
5.   Line Worker - First Class
6.   Line Worker - Second Class
7.   Line Worker - Third Class
8.   Lead Line Technician
9.   Line Technician I
10.   Line Technician II
11.   Line Technician III
12..   Lead Meter Mechanic
13..   Meter Mechanic Class I
14..   Meter Mechanic Class II
15.   Meter Mechanic Class III
16..   Meter Worker
17.   Utility Plant Inspector

This geographical agreement will apply to new employees accepting positions after June 1, 2000. Employees in the above job positions that were hired prior to June 1, 2000 are required to maintain residency within a geographical area, defined as being and including a circle drawn with a fifteen (15) mile radius having a fixed point at the Kensington service building, as a condition of remaining qualified within the specified job positions. Additionally, this fifteen (15) mile radius area will apply to employees in these positions hired prior to June 1, 2000 that change their permanent residence and any employee hired prior to June 1, 2000 who accepts one of the above job positions after June 1, 2000.

This mutual working agreement will be effective from the date of execution until May 31, 2005.

For the   For the
EXETER & HAMPTON ELECTRIC   INTERNATIONAL BROTHERHOOD
COMPANY   OF ELECTRICAL WORKERS AND
                                                LOCAL UNION NO. 1837, UNIT #1

By: _____   By: _____
    Raymond A. Letourneau, Jr.   Thomas D. Clements
    Director   Assistant Business Manager

                                       By: _____
                                           Willis J. Mailhot
                                           Chief Steward

                                       By: _____
                                           Donald M. Palmer II
                                           Assistant Steward

MUTUAL WORKING AGREEMENT
BETWEEN
EXETER & HAMPTON ELECTRIC COMPANY
AND
IBEW LOCAL UNION NO. 1837-1

TEMPORARY FOREMAN

The purpose of this agreement is to set guidelines for Temporary Foreman's pay.

A.   Non-supervisory employees assigned the responsibility of performing the duties of a Supervisor shall be designated Temporary Foreman and paid an additional 60 cents per hour.

Employees designated as Temporary Foremen will continue to receive the rate of pay through the duration of continuous work time as long as the conditions for assignment continue to exist.

This mutual working agreement will be effective from the date of execution until May 31, 2005

For the
EXETER & HAMPTON ELECTRIC
COMPANY

For the
INTERNATIONAL BROTHERHOOD
OF ELECTRICAL WORKERS AND
LOCAL UNION NO. 1837, UNIT #1

By: _____

    Raymond A. Letourneau, Jr.
    Director

By: _____

    Thomas D. Clements,
    Assistant Business Manager

By: _____

    Willis J. Mailhot
    Chief Steward

By: _____

    Donald M. Palmer II
    Assistant Steward


MUTUAL WORKING AGREEMENT
BETWEEN
EXETER & HAMPTON ELECTRIC COMPANY
AND
I.B.E.W. LOCAL UNION NO. 1837-1


METER READING

The purpose of this Agreement is to set guidelines for the completion of reading assigned meter reading routes.

Employees reading meters must finish their assigned routes each day, unless weather or other unforeseen circumstances prevent the completion, and provided the employees have advance knowledge of the route assigned. If completion is not feasible, the employee must notify the supervisor or their designee that completion is not feasible and the circumstances involved. The supervisor will consider all relevant factors in determining when work will cease and make any special arrangements that may be necessary. With the exception of Article III, paragraph I., b. of the Labor Agreement, assigning routes and determining whether or not routes shall or shall not be read, in part or whole, rests solely with the Company's supervisor or their designee.

This mutual working agreement will be effective from the date of execution until May 31, 2005.

For the   For the

EXETER & HAMPTON ELECTRIC   INTERNATIONAL BROTHERHOOD
COMPANY   OF ELECTRICAL WORKERS AND
                                                                   LOCAL UNION NO. 1837, UNIT #1

By: _____   By: _____
       Raymond A. Letourneau, Jr.   Thomas D. Clements
       Director   Assistant Business Manager

                                                                   By: _____
                                                                          Willis J. Mailhot
                                                                          Chief Steward

                                                                   By: _____
                                                                          Donald M. Palmer II
                                                                          Assistant Steward

MUTUAL WORKING AGREEMENT
BETWEEN
EXETER & HAMPTON ELECTRIC COMPANY
AND
I.B.E.W. LOCAL UNION NO. 1837-1

TIME OFF WITH PAY FOR PHYSICALS

Employees that are required to maintain a commercial drivers license in order to fulfill the minimum requirements of their position description, shall be allowed time off with pay to have a physical with the following provisions:

1) The time off is at the end of the employees normal working hours.

2) The maximum time allowed off is two (2) hours.

3) Those employees who have HMO coverage shall only be reimbursed the co-payment amount towards such physical.

This mutual working agreement will be effective from the date of execution until May 31, 2005.

For the
EXETER & HAMPTON ELECTRIC
COMPANY

For the
INTERNATIONAL BROTHERHOOD
OF ELECTRICAL WORKERS AND
LOCAL UNION NO. 1837, UNIT #1

By:

    Raymond A. Letourneau, Jr.
    Director

By:

    Thomas D. Clements
    Assistant Business Manager

By:

    Willis J. Mailhot
    Chief Steward

By:

    Donald M. Palmer II
    Assistant Steward

**MUTUAL WORKING AGREEMENT
BETWEEN
EXETER & HAMPTON ELECTRIC COMPANY
AND
I.B.E.W. LOCAL UNION NO. 1837-1**

JURY DUTY

Employees that have been selected for jury duty and are required to report to such duty at 9:00 AM or sooner, will not be required to report to work for the hours prior to the start of the jury duty.

Employees are eligible for the Company's Jury Duty Policy HR 1.27, effective June 1, 2000, which allows for unlimited time off with pay if an employee is required to serve as a member of a jury or is subpoenaed to appear in court in a capacity other than a plantiff or defendant.

This mutual working agreement will be effective from the date of execution until
May 31, 2005

For the
EXETER & HAMPTON ELECTRIC
COMPANY

For the
INTERNATIONAL BROTHERHOOD
OF ELECTRICAL WORKERS AND
LOCAL UNION NO. 1837, UNIT #1

By: _____

Raymond A. Letourneau, Jr.
Director

By: _____

Thomas D. Clements,
Assistant Business Manager

By: _____

Willis J. Mailhot
Chief Steward

By: _____

Donald M. Palmer II
Assistant Steward

MUTUAL WORKING AGREEMENT
BETWEEN
EXETER & HAMPTON ELECTRIC COMPANY
AND
I.B.E.W. LOCAL UNION NO. 1837-1

SAFETY SHOES

The purpose of this Mutual Working Agreement is to establish standardized Company reimbursement for the cost of employees safety shoes.

If an employee is required to wear safety shoes for their job as defined in the Company's safety manual, the Company will reimburse the employee up to $100.00 per year for the cost of safety shoes.

Replacement safety shoes will be made on a case-by-case basis. The Company reserves the option to require employees to support the cost of replacement safety shoes when, in the opinion of the Company, safety shoes were worn or damaged through neglect.

In order to receive a shoe allowance, an employee must present the Company with a receipt to evidence the purchase of the shoes and may be requested to present the worn or damaged shoes that are being replaced. Shoe purchases must meet the standards established by the Company, O.S.H.A. and A.N.S.I..

This mutual working agreement will be effective from the date of execution until May 31, 2005.

For the
EXETER & HAMPTON ELECTRIC
COMPANY

For the
INTERNATIONAL BROTHERHOOD
OF ELECTRICAL WORKERS AND
LOCAL UNION NO. 1837, UNIT #1

By: _____

    Raymond A. Letourneau, Jr.
    Director

By: _____

    Thomas D. Clements,
    Assistant Business Manager

By: _____

    Willis J. Mailhot
    Chief Steward

By: _____

    Donald M. Palmer II
    Assistant Steward